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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
                               (Amendment No. 4)
                                (Rule 14D-101)

         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                               ----------------

                        WESLEY JESSEN VISIONCARE, INC.
                           (Name of Subject Company)

                        WESLEY JESSEN VISIONCARE, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                   951018100
                     (CUSIP Number of Class of Securities)

                               ----------------

                               EDWARD J. KELLEY
                            Chief Financial Officer
                        Wesley Jessen VisionCare, Inc.
                            333 East Howard Avenue
                          Des Plaines, IL 60018-5903
                           Telephone: (847) 294-3000
(Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                With a Copy to:

                             Roger S. Aaron, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                                (212) 735-3000

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   Wesley Jessen VisionCare, Inc., a Delaware corporation ("Wesley Jessen"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9 initially filed with the Securities and Exchange Commission on April 10, 2000, as amended (the "Schedule 14D-9"), relating to the tender offer by Dylan Acquisition Inc., a New York corporation ("Purchaser") and a wholly owned subsidiary of Bausch & Lomb Incorporated, a New York corporation ("Bausch & Lomb"), to purchase all of the issued and outstanding common stock, par value $0.01 per share, of Wesley Jessen, including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of November 16, 1999, as amended by Amendment No. 1 to Rights Agreement, dated March 20, 2000, between Wesley Jessen and American Stock Transfer & Trust Company, as Rights Agent.

Item 3. Past Contact, Transactions, Negotiations and Agreements.

   Item 3 is hereby amended and supplemented by adding the following section:

 Change of Control Severance Plan

   The Wesley Jessen VisionCare, Inc. Change of Control Severance Plan (the "Severance Plan") provides for benefits for certain employees of Wesley Jessen and its affiliates (each, a "Participant") in the event that such Participant is terminated on or within two years following the date of the Change in Control, (i) by Wesley Jessen or its successor other than for cause, or (ii) by the Participant for good reason. The Severance Plan provides that "good reason" for all Participants entitled to level 1 benefits and certain Participants entitled to level 2 benefits (as discussed below) includes the failure of such Participants to be named as executive officers of any publicly traded company which is the ultimate parent of any acquirer. A Participant will not be entitled to benefits if his or her employment is discontinued by reason of the Participant's death or a physical or mental condition resulting in his or her inability to substantially perform his or her duties with Wesley Jessen. Under the Severance Plan, a "Change of Control" is deemed to have occurred if the event set forth in any one of the following paragraphs occurs:

     (a) any person is or becomes the beneficial owner, directly or indirectly, of securities of Wesley Jessen representing 20% or more of the combined voting power of Wesley Jessen's then outstanding securities; or

     (b) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the entire Board plus any new director whose appointment or election by the Board or nomination for election by Wesley Jessen's stockholders was approved or recommended by a vote of at least two-thirds ( 2/3) of the directors then still in office who either were directors as of the effective date of the Severance Plan or whose appointment, election or nomination for election was previously so approved or recommended; or

     (c) there is consummated a merger or consolidation or similar business combination transaction of Wesley Jessen or any direct or indirect subsidiary of Wesley Jessen with any other corporation or other entity, other than (i) a merger or consolidation or similar business combination transaction (A) which would result in the voting securities of Wesley Jessen outstanding immediately prior to such merger or consolidation continuing to represent at least 55% of the combined voting power of the securities of Wesley Jessen or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation and (B) as a result of which, no person is or becomes the beneficial owner, directly or indirectly, of 20% or more of the combined voting power of the securities of Wesley Jessen or such other surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of Wesley Jessen (or similar transaction) in which no person is or becomes the beneficial owner, directly or indirectly, of securities of Wesley Jessen representing 20% or more of the combined voting power of Wesley Jessen's then outstanding securities; or

     (d) the stockholders of Wesley Jessen approve a plan of complete liquidation or dissolution of Wesley Jessen or there is consummated an agreement for the sale or disposition by Wesley Jessen of all or substantially all of Wesley Jessen's assets, other than a sale or disposition by Wesley Jessen of all or substantially all of Wesley Jessen's assets to an entity at least 55% of the combined voting power of the

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  voting securities of which are owned by stockholders of Wesley Jessen in substantially the same proportions as their ownership of Wesley Jessen immediately prior to such sale.

   There are generally three levels of severance benefits that are payable under the Severance Plan depending upon the Participant. The three levels of severance benefits are summarized below:

     Level 1--Severance pay equal to (i) the sum of his or her annual base salary and his or her highest annual incentive compensation earned during the 3 calendar years immediately preceding the calendar year in which the Change in Control occurs (ii) multiplied by 3.

     Level 2--Severance pay equal to (i) the sum of his or her annual base salary and his or her highest annual incentive compensation earned during the 3 calendar years immediately preceding the calendar year in which the Change in Control occurs (ii) multiplied by 2.

     Level 3--Severance pay equal to (i) the sum of his or her annual base salary and his or her highest annual incentive compensation earned during the 3 calendar years immediately preceding the calendar year in which the Change in Control occurs (ii) multiplied by 1.

   Edward J. Kelley, Lawrence J. Chapoy, Daniel M. Roussel, and Thomas F. Steiner, each an executive officer of Wesley Jessen and a Participant in the Severance Plan, are entitled to level 1 or level 2 benefits. The Severance Plan by its terms is not applicable to the pending merger between Wesley Jessen and Ocular.

Item 4. The Solicitation or Recommendation.

   Item 4 is hereby amended and supplemented by adding the following section:

 Amended Bausch & Lomb Offer

   On May 8, 2000, Bausch & Lomb announced that it would amend its offer and that it would offer to buy all outstanding shares of Wesley Jessen common stock, including the associated preferred share purchase rights, at $35.55 per share in cash. Bausch & Lomb's amended offer will expire at 6:00 p.m., Eastern time, on Wednesday, May 31, 2000, unless further extended. Bausch and Lomb further stated in its May 8, 2000 letter to Wesley Jessen that if, by May 31, 2000, Wesley Jessen has not entered into negotiations with Bausch & Lomb, or if less than a majority of the shares are tendered, Bausch & Lomb intends to let its offer expire on that date. Bausch & Lomb filed its amendment to the Bausch & Lomb Offer on May 9, 2000.

   Wesley Jessen's Board met on May 18, 2000, and, after careful consideration of the possible alternative transactions with other parties available to Wesley Jessen and the status of the discussions regarding such transactions, unanimously recommended that Wesley Jessen shareholders not tender their shares at this time into the amended Bausch & Lomb Offer. While the discussions with other parties are still ongoing, there can be no assurance that they will lead to any agreements or understandings or, if any agreements or understandings are reached, that any transactions will be consummated.

   The Wesley Jessen Board intends to continue monitoring the pending discussions and will advise shareholders of Wesley Jessen as to the status of such discussions and of its recommendation with respect to the amended Bausch & Lomb Offer prior to its May 31, 2000 expiration date. The Wesley Jessen Board stated that it intends to take whatever actions it determines to be in the best interests of the Wesley Jessen shareholders.

   ACCORDINGLY, THE WESLEY JESSEN BOARD UNANIMOUSLY RECOMMENDS THAT WESLEY JESSEN'S SHAREHOLDERS NOT TENDER THEIR SHARES INTO THE AMENDED BAUSCH & LOMB OFFER AT THIS TIME.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Items 7(a) and (b) are hereby amended and restated in their entirety as follows:

     (a) Except as indicated in Items 3 and 4 above, or in paragraphs (d) and
  (e) below, no negotiations are being undertaken or are underway by Wesley Jessen in response to the Bausch & Lomb Offer which relate to a tender offer or other acquisition of Wesley Jessen's securities by Wesley Jessen, any subsidiary of Wesley Jessen or any other person.

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     (b) Except as indicated in Items 3 and 4 above, or in paragraphs (d) and
  (e) below, no negotiations are being undertaken or are underway by Wesley Jessen in response to the Bausch & Lomb Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Wesley Jessen or any subsidiary of Wesley Jessen, (ii) a purchase, sale or transfer of a material amount of assets by Wesley Jessen or any subsidiary of Wesley Jessen, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Wesley Jessen.

   New paragraph (e) is hereby added to Item 7 as follows:

     (e) Wesley Jessen is continuing discussions concerning a possible transaction involving Wesley Jessen. In this connection, the Wesley Jessen Board has previously adopted a resolution stating that disclosure of the possible terms of or the parties to any such transaction would jeopardize continuation of such discussions and, accordingly, has instructed Wesley Jessen management not to make any such disclosures unless and until an agreement, arrangement or understanding has been reached which requires disclosure.

Item 9. Exhibits.

   Item 9 is hereby amended and supplemented as follows:

Exhibit
  No.    Description
-------  -----------
  11.    Wesley Jessen VisionCare, Inc. Change of Control Severance Plan.

  12.    Press release issued by Wesley Jessen VisionCare, Inc. on May 19, 2000.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    /s/ Kevin J. Ryan
                                          By: _________________________________
                                                       Kevin J. Ryan
                                                Chairman and Chief Executive
                                                          Officer

Dated: May 19, 2000

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